Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 10, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
03/10/2022	12,075	187.8386	2,268,151.10	7,371	186.7659	1,376,651.45	1,409,925.70	19,446	189.1431	3,678,076.80
04/10/2022	7,570	194.3865	1,471,505.81	—	—	—	—	7,570	194.3865	1,471,505.81
05/10/2022	11,640	192.0370	2,235,310.68	1,943	190.8803	370,880.42	374,059.93	13,583	192.1056	2,609,370.61
06/10/2022	7,100	194.5208	1,381,097.68	4,035	190.9465	770,469.13	781,408.85	11,135	194.2080	2,162,506.53
07/10/2022	12,000	191.6642	2,299,970.40	6,990	185.1854	1,294,445.95	1,321,267.68	18,990	190.6918	3,621,238.08
Total	50,385	191.6450	9,656,035.67	20,339	187.4452	3,812,446.95	3,886,662.16	70,724	191.4866	13,542,697.83

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till October 7, 2022, the total invested consideration has been:
•Euro 82,025,437.03 for No. 423,617 common shares purchased on the EXM
•USD 16,942,545.86 (Euro 17,190,376.00*) for No. 88,683 common shares purchased on the NYSE.

As of October 7, 2022, the Company held in treasury No. 11,577,410 common shares equal to 4.50% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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